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                              November 24, 2021

       Serena Shie
       Chief Financial Officer
       A SPAC I Acquisition Corp.
       Cheung Kong Center
       58 Floor, Unit 5801
       2 Queens Road Central
       Central
       Hong Kong

                                                        Re: A SPAC I
Acquisition Corp.
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed November 15,
2021
                                                            File No. 333-258184

       Dear Ms. Shie:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 29, 2021 letter.

       Amendment No. 4 to Form S-1

       Cover Page

   1.                                                   We reissue comment 1.
Please provide a more detailed discussion of how recent
                                                        statements and
regulatory actions by China   s government, such as those related to the use
                                                        of variable interest
entities and data security or anti-monopoly concerns, has or may
                                                        impact the company   s
ability to conduct its business, accept foreign investments, or list on an U.S. or other
foreign exchange.
 Serena Shie
A SPAC I Acquisition Corp.
November 24, 2021
Page 2
Government regulations relating to mergers and acquisitions, page 10

2. Please clarify the first sentence of the sixth paragraph to describe what the consequences might be if you do not seek permission or approval and later find out that you needed such permission.
Transfers of Cash to and from PRC Subsidiaries, page 12

3. We reissue comment 3. Please expand your disclosure on the prospectus cover page to provide a description of how cash will be transferred through your organization if you acquire a target business in China and state whether any transfers, dividends, or distributions have been made to date.
Risk Factors, page 47

4. We note from the audit opinion and your disclosure in the last sentence on page 46 that you have a U.S. based auditor that is registered with the PCAOB and currently subject to
         PCAOB inspection. Please disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. For example, disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the Holding Foreign Companies Accountable Act and as a result an exchange may determine to delist your securities.
       You may contact Todd Schiffman at 202-551-3491 or Erin Purnell at 202-551-3454 if
you have questions regarding these comments.



FirstName LastNameSerena Shie                                 Sincerely,
Comapany NameA SPAC I Acquisition Corp.
                                                              Division of
Corporation Finance
November 24, 2021 Page 2                                      Office of Finance
FirstName LastName